Mail Stop 3561

August 17, 2006

Dempsey Mork, Chief Executive Officer
Apex Capital Group, Inc.
51625 Desert Club Dr.
Suite 207
La Quinta, CA 92253

> **Re: Apex Capital Group, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 3, 2006**
> **File No. 0-27001**

Dear Mr. Mork:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm, page F-1

1. We note the audit report does not cover the cumulative financial statements from January 25, 1996 (inception) to December 31, 2005, in the introductory and opinion paragraphs. Auditor association with the cumulative data is required on an annual basis as long as you are in the development stage.   Please revise.

2. We note the audit report of Child, Van Wagoner & Bradshaw, PLLC refers to the audit report (dated May 13, 2003) of another auditor for the financial statements for the year ended December 31, 2002 and for the period from January 25, 1996 (inception) through December 31, 2002. Please revise to provide the report of the other auditor as required by Rule 2-05 of Regulation S-X.

Item 8A. Controls and Procedures

3. Item 308(c) of Regulation S-B requires you to disclose any change in the small business issuer's "internal control over financial reporting" since the small business issuer's "last fiscal quarter". Please revise the second paragraph under this Item accordingly.

Exhibits 31.1 and 31.2

4. The SEC rules under Section 302 of the Sarbanes-Oxley Act require that the language of the 302 certification not be altered. Item 601(b)(31) states that the certification must be provided exactly as stated therein. We note certain differences between the language of your certification and the language that is required. Specifically, the language in paragraphs 4(a), (b), (c) and 5, 5(a) and (b) is incomplete. Please revise your certifications accordingly.

Interim Financial Statements

5. We note the Form 10-QSB for the fiscal quarter ended March 31, 2006 has not been filed. Please file this report immediately.

As appropriate, please amend your filing and respond to these comments no later than September 8, 2006 or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard at (202) 551-3291 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies